  EXHIBIT 99.1

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
YEARS ENDED DECEMBER 31, 2017 AND 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and 2016 as publicly filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Effective January 1, 2017, the Company elected to change its presentation currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. The functional currency of the Company and its subsidiaries was reassessed and the functional currency changed from CAD to USD, commencing on January 1, 2017. Refer to the “Changes in Accounting Policies” section of this MD&A.

All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data.

This MD&A is prepared as of March 8, 2018 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. The non-IFRS financial performance measures included in this MD&A are: total cash costs; all-in sustaining costs (“AISC”); average realized gold price, average realized cash margin; adjusted earnings (loss) and adjusted earnings (loss) per share. Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

2017 OVERVIEW

Fourth quarter & six months production summary

●
Production totaled 70,281 ounces of gold and 96,004 ounces of silver in the fourth quarter of 2017, for a total of 152,484 ounces of gold and 179,237 ounces of silver produced during the first six months of production ramp-up.

●
Mill feed grade averaged 8.2 grams per tonne gold in the fourth quarter and 9.4 grams per tonne gold for the first six months of ramp-up.

●
Gold recoveries averaged 95.8% in the fourth quarter of 2017 for an average gold recovery rate of 96.2% for the first six months of production ramp-up.

●
Process plant throughput averaged 2,951 tonnes per day during the fourth quarter of 2017 for an average processing rate of 2,895 tonnes per day during the first six months of production ramp-up.

●
Ore milled totaled 271,501 in the fourth quarter of 2017, for a total of 532,763 tonnes of ore milled during the first six months of production ramp-up.

●
The Company submitted an application to increase the Brucejack Mine production rate to 3,800 tonnes per day in December.

Fourth quarter financial summary

●
The Company generated revenue of $107,058 which included $106,464 of revenue from contracts with customers plus a gain on revaluation of derivatives in trade receivables of $594. The sale of 86,514 ounces of gold contributed $104,794 of revenue at an average realized price(1) of $1,211 per ounce. The sale of 107,900 ounces of silver contributed $1,670 of revenue.

●
Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $80,168 or $927 per ounce of gold sold(1). Total cash cost(1) was $700 per ounce of gold sold and AISC(1) was $893 per ounce of gold sold.

●
Earnings from mine operations(1) were $26,890 for the three months ended December 31, 2017.

●
Net loss was $2,720 for the three months ended December 31, 2017 compared to a net loss of $8,564 in the comparable period. Adjusted earnings(1) were $12,742 for the three months ended December 31, 2017.

●
Cash generated by operations was $33,408 for the three months ended December 31, 2017 compared to cash used in operations of $4,924 in the comparable period.

 1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Annual financial summary

●
The Company generated revenue of $177,933 which included $177,787 of revenue from contracts with customers plus a gain on revaluation of derivatives in trade receivables of $146. The sale of 141,927 ounces of gold contributed $175,793 of revenue at an average realized price(1) of $1,239 per ounce. The sale of 127,746 ounces of silver contributed $1,994 of revenue.

●
Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $125,080 or $881 per ounce of gold sold(1). Total cash cost(1) was $683 per ounce of gold sold and AISC(1) was $852 per ounce of gold sold.

●
Earnings from mine operations(1) were $52,853 for the year ended December 31, 2017.

●
Net loss was $16,453 for the year ended December 31, 2017 compared to a net loss of $61,212 in the comparable period. Adjusted earnings(1) were $17,426 for the year ended December 31, 2017.

●
Cash and cash equivalents were $56,285 as at December 31, 2017 compared to $141,791 as at December 31, 2016. The Company has working capital(1) of $40,557 excluding the current portion of long-term debt as at December 31, 2017; refer to the “Liquidity and Capital Resources” section of this MD&A.

●
Cash generated by operations was $73,321 for the year ended December 31, 2017 compared to cash used in operations of $12,205 in the comparable period.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD, except where noted		For the three months ended		For the year ended
		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Operating data
Ore mined	t	280,671	-	552,205	-
Mining rate	tpd	3,051	-	3,001	-

Ore milled	t	271,501	-	532,763	-
Head grade	g/t Au	8.2	-	9.4	-
Recovery	%	95.8	-	96.2	-
Mill throughput	tpd	2,951	-	2,895	-

Gold ounces produced(1)	oz.	70,281	-	152,484	-
Silver ounces produced	oz.	96,004		179,237

Gold ounces sold	oz.	86,514	-	141,927	-
Silver ounces sold	oz.	107,900	-	127,746	-

Financial data
Revenue		$107,058	-	177,933	-
Earnings from mine operations(2)		$26,890	-	52,853	-
Net loss for the period		$(2,720)	(8,564)	(16,453)	(61,212)
Per share - basic	$/share	(0.01)	(0.05)	(0.09)	(0.35)
Per share - diluted	$/share	(0.01)	(0.05)	(0.09)	(0.35)

Adjusted earnings (loss)(2)		$12,742	(6,869)	17,426	(11,324)
Per share - basic(2)	$/share	0.07	(0.04)	0.10	(0.07)

Total cash and cash equivalents		$56,285	141,791	56,285	141,791
Cash generated by (used in) operating activities		$33,408	(4,924)	73,321	(12,205)

Total assets		$1,671,537	1,450,436	1,671,537	1,450,436
Long-term debt		$293,029	501,160	293,029	501,160

Total cash costs(2)	$/oz	700	-	683	-
All-in sustaining costs(2,3)	$/oz	893	-	852	-

Average realized price(2)	$/oz	1,211	-	1,239	-
Average realized cash margin(2)	$/oz	511	-	556	-

(1)
Gold ounces produced for the year ended December 31, 2017 excludes 8,510 ounces produced in the pre-commercial period.
(2)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(3)
All-in sustaining costs for the year ended December 31, 2017 is only for the six months ended December 31, 2017 as commercial production results only commenced on July 1, 2017.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We transitioned into operations after achieving commercial production on July 1, 2017 at our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of 4 mining leases and 6 mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a 2,700 tonnes per day high-grade gold underground mine and since July 2017, our focus is on the ramp-up of gold production.

Our exploration and evaluation assets are the Snowfield Project and Bowser Regional Project. The Snowfield Project mineral claims are in good standing until 2028. We continue to conduct baseline environmental studies for potential future development.

BRUCEJACK MINE OVERVIEW

Brucejack mine construction

Construction and mechanical commissioning at the mine, the demobilization of construction and contract crews and construction facilities have been completed. The permanent operations team assumed full management of the mine, and all of the main operating units in the mill are performing as expected.

The final cost to construct the Brucejack mine was $940,054 which included non-cash items such as capitalized borrowing costs, depreciation, share-based compensation and recognition of the decommission and restoration provision. The cash costs to construct the Brucejack mine were $827,707 which was $16,607 or 2.1% over the forecast published in February 2017.

Brucejack commercial production

The determination of commercial production for accounting purposes was based on three factors: the ability of the underground mine to supply the mill, the ability to sustain operations in the mill and the ability to produce a saleable product. The commercial production date was defined as the first day of the calendar month immediately following the first calendar month during which the process plant processed ore at an average rate of 60% of one-twelfth of yearly nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day). The factors for accounting were the same as those set forth in the credit agreement.

During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore (87.4% of one-twelfth of yearly nameplate capacity) from low-grade ore stockpiles for an average of 2,360 tonnes per day. As a result of processing the low-grade ore, we produced doré and concentrate in June which constituted a saleable product. As a result, effective July 1, 2017 commercial production was achieved at the Brucejack Mine.

OPERATING RESULTS

Gold and silver production

During the six months ended December 31, 2017, the Brucejack Mine produced 152,484 ounces of gold, which excludes 8,510 ounces of gold from pre-commercial production, and 179,237 ounces of silver from low-grade stockpiles, development muck and stope ore. There is no comparable information as the Brucejack Mine achieved commercial production on July 1, 2017.

During the six months ended December 31, 2017, the Company sold 141,927 ounces of gold and 127,746 ounces of silver. As at December 31 2017, there were 7,716 ounces of gold doré and 10,328 ounces of gold in concentrate in finished goods.

Processing

During the six months ended December 31, 2017, a total of 532,763 tonnes of ore, equivalent to a throughput rate of 2,895 tonnes per day, was processed.

The mill feed grade was 9.4 grams per tonne gold and recovery was 96.2%. We continue to review the mill process to optimize recoveries.

The main operating units in the mill building are performing as expected. Planning in underway to replace the concentrate bagging system which caused increased mill downtime and maintenance requirements.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to take approximately six to twelve months. Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than US$25 million. The estimate will be updated when the engineering process is complete.

Mining

During the six months ended December 31, 2017, 552,205 tonnes of ore were mined, equivalent to a mining rate of 3,001 tonnes per day.

During the fourth quarter, gold production was lower than expected as higher-grade stopes scheduled to be mined in December encountered operational issues (equipment down-time and mining execution), that prevented them from being mined and delivering higher grade ore to the mill. Both long-hole drills went down and the stopes could not be drilled off in time. Mining also encountered a hang-up when blasting a long-hole slot. These issues, combined with the limited stope inventory (no other high-grade stopes were accessible in the quarter) contributed to the lower than expected gold production.

Pretivm has taken a number of steps to address these operational issues. To improve access and build stope inventory, the rate of underground development has been increased to 700 meters per month for 2018, up from the 420 meters originally contemplated in the Brucejack Feasibility Study. In addition, a third long-hole drill is now on site to provide back-up and contribute to the build-up of stope inventory.

During the third and fourth quarter of 2017, two sills were established to open up two mining horizons for 2018, the 1200-meter Level to the 1320-meter Level and the 1320-meter Level to the 1440-meter Level. With the continued extension of the mining levels to the east and west within the two mining horizons and the increase in rate of development, stope inventory is expected to increase to 10 to 12 stopes with a range of grades by mid-year 2018. The availability of stopes representing a range of grades, including multiple higher grade stopes, will allow mining operations to optimize stope blending and provide alternative stopes with comparable grades for mining, if required. The increased stope inventory is expected to improve the management of production grades as the ramp-up continues.

Operational grade control

The grade control program, designed to refine stope dimensions, reduce dilution and optimize grade, is underway. The program comprises sampling and drilling, and it currently being integrated into the mining process.

Stope Ring Sampling

As part of the grade control program, grade is estimated on a ring-by-ring basis to refine the shape of the long-hole stope prior to mining. Long-hole drill cuttings are selectively collected from each ring within a stope and split into a reduced sample size for assaying. Assayed data from each of the rings is then fed back into the short-term mine planning cycle to refine stope dimensions.

The upgraded and modified underground sample splitting station is now functional. The sample splitting station is used to further validate the sampling process.

Reverse Circulation Drilling

Another component of the grade control program, reverse circulation (RC) drilling to optimize stope definition, has commenced on a trial basis. The RC drill will cross-cut the stopes drilling 5-meter to 7.5-meter centers to refine stope location and dimensions prior to mining. The RC drilling will provide a larger sample per meter and is expected to be faster and more cost effective than core drilling, which has been used for infill drilling to date.

With the operational grade control system now functioning and continued high definition drilling, steady-state gold production is now expected to be achieved by mid-to-late 2018.

Reconciliation of 2017 ramp-up production

Grade reconciliation to the reserve model for the period August 1, 2017 to December 31, 2017 was approximately 75% to 80% and attributed to: (a) the small, relatively unrepresentative sample size of production being analyzed, (b) rudimentary grade control without the grade control program operational and (c) lack of drill density in a significant area of the contributing stopes. During the period, ore from the stopes developed on the 1200-meter Level sill provided approximately 25% of mill feed. These stopes were mined in establishing the 1200-meter Level sill as part of the long-term mine plan and had a lower drill density than stopes on other levels of the mine. As the grade control program becomes operational and mining moves up from the 1200-meter Level into areas with higher drill density, reconciliation is expected to be more robust.

Exploration Drilling for Porphyry Source

An exploration drill program has been initiated to test for a porphyry source and evaluate the potential extension of the Valley of the Kings to the east. The drill program will follow-up on the success of the 2015 regional grass-roots exploration drill program. High-grade gold was intersected in the Flow Dome Zone, located approximately 500 meters east of the Brucejack Mine, confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit (see news release dated October 8, 2015). A drill has been set up underground on the eastern edge of the 1200-meter Level of the Valley of the Kings development. Two drill holes, each 1,600 meters long will serve to provide a continuum of information from the Valley of the Kings to the Flow Dome Zone. The drilling will also test below the Flow Dome Zone where structural geology combined with a geophysical anomaly suggests a potential porphyry source.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for Brucejack Mine reconciliation of 2017 ramp-up production and the Brucejack Mine exploration drilling.

Sustaining capital

During the year ended December 31, 2017, the Company spent $9,576 on sustaining capital. Sustaining capital expenditures included the paste booster station, the grade control sampling station and gravity lab and normal course capitalized development costs incurred during production. Capitalized development include costs to build new ventilation raises and ramps that enable the Company to physically access ore underground.

OUTLOOK

H1 2018 guidance

Gold production at Brucejack for the first half of 2018 is expected in the range of 150,000 ounces to 200,000 ounces, for total first year ramp-up gold production of 302,000 ounces to 352,000 ounces (July 1, 2017 to June 30, 2018). Steady state mining is now expected to be achieved in mid-to-late 2018. Production guidance for the remainder of 2018 will be provided mid-year.

2018 financial guidance

All-in sustaining costs(1) for the first half of 2018 are expected to range from $700 per ounce gold sold to $900 per ounce gold sold and include all site and head office costs. The cost of the increased underground development to improve access and build stope inventory is included in, and comprises, approximately 10% of the all-in sustaining costs. All-in sustaining costs do not include the estimated US$25 million of capital cost required to increase the mill capacity to 3,800 tpd. As operations continue to ramp-up at the Brucejack Mine through 2018, an increased focus will be placed on operational efficiency to reduce costs, with a particular focus on optimizing mining operations, reducing binder usage for paste backfill, establishing long-term material and supply contracts and assessing the potential to increase grind size.

REGIONAL EXPLORATION

An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones on the 1,250-square-kilometer, wholly-owned property similar to the Valley of the Kings and Eskay Creek deposits. A final data analysis is underway to refine high-priority targets for drilling in spring 2018.

The comprehensive regional exploration program has included the collection of over 11,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation. To date, the program has resulted in the identification of three distinct areas that have the potential to host epithermal mineralization.

Several gold and silver epithermal targets have been identified in the American Creek Zone located approximately 25 kilometers southeast of the Brucejack Mine. The American Creek valley is dominated by kilometer-scale north-south structures and localized east-west stockworks, which host elevated gold values of up to 62.5 grams of gold per tonne in rocks of the Lower Hazelton Group, Unuk River Formation, the same formation that hosts the Brucejack Mine. Geophysical conductors identified in the American Creek Zone are supported by coincident pathfinder minerals and trace elements associated with epithermal mineralization.

The Koopa Zone, located approximately 30 kilometers east-southeast of the Brucejack Mine, is dominated by intensely quartz-sericite pyrite altered Salmon River Formation volcanics and Quock Formation sediments of the Upper Hazelton Group. As no previous work had been completed at this zone, 2017 efforts focused on prospecting and mapping, with ground geophysical surveys undertaken to assist with interpretations at depth and in areas with limited exposure. Prospective precious and base metal grab samples have been collected across the zone returning results as high as 5.28 grams of gold per tonne, 1,460 grams of silver per tonne, 9% lead and 25% zinc with geochemical signatures similar to intrusion-related epithermal gold deposits.

Approximately 15 kilometers east of the Brucejack Mine, numerous high-grade gold boulders have been sampled at the Boulder Zone, with grades as high as 19.25 grams of gold per tonne. Ground geophysics have been conducted over the area to find the source of the boulders. Alteration, geochemistry and Upper Hazelton Group rocks in the area do indicate the boulders are potentially VMS related.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

As results continue to be received, review and analysis of the extensive regional database continues with the expectation that additional high- priority areas will be identified.

A private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share was completed in two tranches on June 30 and July 14, 2017 for total gross proceeds of $3,891 (C$5,001). A portion of the proceeds of the private placement of flow-through common shares were used to fund the 2017 grass-roots exploration program. Planning is underway for the 2018 grassroots exploration program on the wholly-owned Bowser Claim Group, which is expected to begin in late spring.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the 2017 regional grass-roots exploration program.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer term gold opportunity for our shareholders.

FINANCIAL RESULTS

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016

Revenue	$107,058	-	$177,933	$-

Cost of sales	80,168	-	125,080	-

Earnings from mine operations	26,890	-	52,853	-

Corporate administrative costs	5,702	4,619	18,816	13,953

Operating earnings (loss)	21,188	(4,619)	34,037	(13,953)

Interest and finance (expense) income	(15,362)	213	(30,128)	909
Foreign exchange gain	521	(2,463)	667	1,720
Loss on financial instruments at fair value	(8,460)	(3,106)	(26,430)	(69,668)

Loss before taxes	(2,113)	(9,975)	(21,854)	(80,992)

Current income tax expense	(1,015)	-	(1,621)	-
Deferred income tax recovery	408	1,411	7,022	19,780

Net loss for the year	$(2,720)	$(8,564)	$(16,453)	(61,212)

Other comprehensive earnings (loss), net of tax
Items that may be subsequently reclassified to earnings or loss:
Foreign currency translation adjustments	-	(19,099)	-	20,591

Comprehensive loss for the year	$(2,720)	$(27,663)	$(16,453)	(40,621)

Three months ended December 31, 2017 compared to the three months ended December 31, 2016

Net loss for the three months ended December 31, 2017 was $2,720 compared to $8,564 for the comparable period ended December 31, 2016. The decrease in the loss was mainly attributed to earnings generated from operations offset by an increase in interest and finance expense. Earnings from mine operations were $26,890 for the quarter ended December 31, 2017 compared to nil in the comparable period as the Company did not have mine operations in 2016.

Net comprehensive loss for the three months ended December 31, 2017 was $2,720 compared to net comprehensive loss of $27,633 for the comparable period ended December 31, 2016. In the comparable period, comprehensive loss included $19,099 from the translation of CAD functional currency results into the USD presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

Revenue

Revenue for the three months ended December 31, 2017 were $107,058 compared to nil in the comparable period as the Company did not have mine operations in 2016. Revenue includes a $594 gain on revaluation of derivatives in trade receivables.

The Company sold 86,514 ounces of gold at an average realized price(1) of $1,211 per ounce generating $104,794 in revenue from contracts with customers. The Company sold 107,900 ounces of silver which generated $1,670 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $5,705, were included within concentrate revenue. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended December 31, 2017 was $1,276 per ounce.

Cost of sales

Cost of sales for the three months ended December 31, 2017 was $80,168 or $927 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the three months ended December 31, 2017 were $58,521. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation.

A majority of production costs were incurred in Canadian dollars. During the quarter ended December 31, 2017, the average foreign exchange rate was CAD$1.27 to US$1.00.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Depreciation and depletion

Depreciation and depletion for the three months ended December 31, 2017 was $17,272. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated proven and probable reserves.

Royalties and selling costs

During the three months ended December 31, 2017, the Company incurred $4,120 in selling costs and $255 in royalty expense. Selling costs included transportation costs which were $3,502.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended December 31, 2017 were $700 per ounce of gold sold. AISC(1) for the three months ended December 31, 2017 totaled $893 per ounce of gold sold. Sustaining capital expenditures amounted to $4,533 (including $1,184 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2017 were $5,702 compared to $4,619 in the comparable period.

Share-based compensation for the three months ended December 31, 2017 was $1,766 compared to $980 in the comparable period. The increase in share-based compensation was due mainly to an increase in the Company’s share price during the period.

Interest and finance expense (income)

During the three months ended December 31, 2017, the Company incurred interest and finance expense of $15,362 compared to interest income of $213 in the comparable period. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $13,288 in interest expense related to the credit facility. The 7.5% per annum cash interest payable associated with the credit facility is not settled until maturity.

The Company incurred $1,970 in interest and finance expense related to the convertible notes of which $567 was interest at a rate of 2.25% per annum and $1,403 was accretion of the convertible note.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the three months ended December 31, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increase in market expectations of future gold prices, gold price volatility, a decrease in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a loss of $2,474 (2016 – gain of $435) and the change in fair value of the stream obligation resulted in a loss of $5,712 (2016 - $8,250). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $274 (2016 - $255).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the construction of the Brucejack Mine. We capitalized nil (2016 - $4,964) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Current and deferred income taxes

For the three months ended December 31, 2017, current income tax expense was $1,015 related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period.

During the three months ended December 31, 2017, we recorded a deferred income tax recovery of $408 compared to $1,411 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and recognition of 2017 non-capital losses.

Year ended December 31, 2017 compared to the year ended December 31, 2016

Net loss for the year ended December 31, 2017 was $16,453 compared to $61,212 for the comparable year ended December 31, 2016. The decrease in the loss was mainly attributed to operating earnings generated from production at the Brucejack mine and a considerable decrease in the loss on financial instruments offset by an increase in interest and finance expense.

Net comprehensive loss for the year ended December 31, 2017 was $16,453 compared to net comprehensive loss of $40,621 for the comparable year ended December 31, 2016. In the comparable year, comprehensive income included $20,591 from the translation of CAD functional currency results into the USD presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

Revenue

Revenue for the year ended December 31, 2017 were $177,933 compared to nil in the comparable year as the Company did not have mine operations in 2016. Revenue includes a $146 gain on revaluation of derivatives in trade receivables.

The Company sold 141,927 ounces of gold at an average realized price(1) of $1,239 per ounce generating $175,793 in revenue from contracts with customers. The Company sold 127,746 ounces of silver which generated $1,994 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $6,749, were included within concentrate revenue. The average LBMA AM and PM market price over the six months ended December 31, 2017 was $1,277 per ounce.

Cost of sales

Cost of sales for the year ended December 31, 2017 was $125,080 or $881 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the year ended December 31, 2017 were $92,394. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation.

A majority of production costs were incurred in Canadian dollars. During the year ended December 31, 2017, the average foreign exchange rate was CAD$1.30 to US$1.00.

Depreciation and depletion

Depreciation and depletion for the year ended December 31, 2017 was $25,378. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated proven and probable reserves.

Royalties and selling costs

During the year ended December 31, 2017, the Company incurred $5,968 in selling costs and $1,340 in royalty expense. Selling costs included transportation costs which were $5,398.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the year ended December 31, 2017 were $683 per ounce of gold sold. AISC(1) for the year ended December 31, 2017 totaled $852 per ounce of gold sold. Sustaining capital expenditures amounted to $8,059 (including $2,109 deferred development costs incurred during production).

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the year ended December 31, 2017 were $18,816 compared to $13,953 in the comparable year.

Salaries and benefits for the year ended December 31, 2017 were $9,710 as compared to $4,154 in the comparable year. The increase was primarily due to a $4,469 provision related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the year ended December 31, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold prices, increase in market expectations of future gold price, gold price volatility, a decrease in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a loss of $11,926 (2016 - $19,931) and the change in fair value of the stream obligation resulted in a loss of $23,000 (2016 - $63,023). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate, the final advance on the credit facility and the passage of time resulting in a loss of $1,624 (2016 - $5,792).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the construction of the Brucejack Mine. We capitalized $10,120 (2016 - $19,078) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Current and deferred income taxes

For the year ended December 31, 2017, current income tax expense was $1,621 related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period.

During the year ended December 31, 2017, we recorded a deferred income tax recovery of $7,022 compared to $19,780 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and recognition of 2017 non-capital losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of the Company’s liquidity in the form of cash and cash equivalents and requirements to ensure it has sufficient cash to meet operational needs. Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of the MD&A. We prepare annual expenditures budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

Cash generated by operations of $73,321 for the year ended December 31, 2017 reflects the first two quarters with revenue as we achieved commercial production on July 1, 2017. For the year ended December 31, 2017, the Company delivered 121,671 ounces of gold into the Offtake agreement. The settlement of gold ounces resulted in a decrease in the Offtake obligation of $1,543 due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Our cash and cash equivalents as at December 31, 2017 totaled $56,285 decreasing $85,506 from $141,791 at December 31, 2016. The decrease in cash is largely attributable to the completion of construction of the Brucejack Mine offset by cash flow from operations in the third and fourth quarters, the completed offering of convertible notes and the final advance under the senior secured term credit facility.

As at December 31, 2017, the Company has working capital of $40,557 excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including principal and accumulated interest totaling $365,890. The credit facility is due at maturity on December 31, 2018; however, if necessary, the Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest. The Company’s intention is to re-finance the credit facility within the next year.

Working capital items other than cash and cash equivalents consisted of inventories of $25,673 (valued at cost), receivables and other of $19,551 offset by accounts payable and accrued liabilities of $60,438 and the current portion of long-term debt of $374,966 without considering the option to extend the credit facility to December 31, 2019.

Receivables and other is comprised primarily of $11,067 of trade receivables, $6,166 of Goods and Services Tax refunds, and $2,064 of prepayments and deposits.

Accounts payable and accrued liabilities includes the employee benefit liability ($4,783) and the current portion of the restricted share unit liability ($2,219).

During the year ended December 31, 2017, the exercise of share options awards provided us with $13,894 (2016 – 16,735) of additional liquidity.

Additional sources of capital

In 2015, we completed the $540,000 construction financing with two lending parties. The financing was comprised of a credit facility for $350,000, a $150,000 prepayment under a callable gold and silver stream agreement and a private placement of our common shares for $40,000. The final advance of $100,000 under the credit facility was completed on February 15, 2017.

On February 14, 2017, we completed the offering of $100,000 aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per $1 principal amount of notes, equivalent to an initial conversion price of $16.00 per common share.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months and year ended December 31, 2017:

In thousands of USD	For the three months ended		For the year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Cash flow information

Cash generated by (used in) operations	$33,408	$(4,924)	$73,321	$(12,205)
Cash used in investing activities	(36,392)	(121,382)	(370,501)	(387,245)
Cash generated by financing activities	6,059	99,700	209,036	255,582
Effect of foreign exchange rate changes on cash and cash equivalents	(564)	(10,097)	2,638	5,366
Change in cash and cash equivalents	$2,511	$(36,703)	$(85,506)	$(138,502)

The Company generated $33,408 and $73,321 in operating cash flows for the three months and year ended December 31, 2017 compared to cash used in operations of $4,924 and $12,205 for the comparable periods. The increased cash flows generated from operations relates to the financial results from operation of the Brucejack Mine which achieved commercial production on July 1, 2017.

Cash used in investing activities for the three months and year ended December 31, 2017 was $36,392 and $370,501, respectively (2016 - $121,382 and $387,245, respectively). For the three months ended December 31, 2017, the decrease in capital expenditures was the result of the completion of construction activities at the Brucejack Mine. For the year ended December 31, 2017, the investing activities were comparable with 2016 as there was a higher level of activity in the first half of 2017 as the Company moved toward the completion of construction of the Brucejack Mine.

The Company generated $6,059 and $209,036 in financing cash flow for the three months and year ended December 31, 2017 (2016 - $99,700 and $255,582). For the year ended December 31, 2017, the Company completed the final draw on the credit facility ($97,000) and completed a convertible note financing for ($95,795) compared to the comparable period where the Company completed equity financings for $150,236 and the second draw on the credit facility of $97,000.

SUMMARY OF ANNUAL FINANCIAL RESULTS

In thousands of USD, except per share data	2017	2016	2015
Revenue	$177,933	$-	$-

Earnings from mine operations(1)	$52,853	$-	$-

Net loss	$(16,453)	$(61,212)	$(806)
			.
Net comprehensive loss	$(16,453)	$(40,621)	$(122,022)

Loss per share - basic and diluted	$(0.09)	$(0.35)	$(0.01)

Total assets	$1,671,537	$1,450,436	$1,069,986

Long-term liabilities	$388,558	$514,835	$335,331

Cash dividends	$-	$-	$-

Cash and cash equivalents	$56,285	$141,791	$280,293

Mineral properties, plant and equipment	$1,564,860	$1,270,457	$738,016

(1)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(2)
Long-term liabilities does not include the current portion of the senior secured credit facility in the amount of $365,890 as at December 31, 2017.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly financial statements which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2017	2017	2017	2017	2016	2016	2016	2016
except per share data	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$107,058	$70,875	$-	$-	$-	$-	$-	$-

Earnings from mine operations(1)	$26,890	$25,963	$-	$-	$-	$-	$-	$-

Net loss	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(8,564)	$(15,115)	$(26,656)	$(10,877)

Comprehensive
earnings (loss)	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(27,663)	$(21,933)	$(29,075)	$38,050

Loss per share -
basic and diluted	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.05)	$(0.08)	$(0.15)	$(0.07)

Total assets	$1,671,537	$1,673,601	$1,649,593	$1,633,083	$1,450,436	$1,348,184	$1,324,613	$1,281,810

Long-term liabilities	$388,558	$736,582	$709,269	$688,617	$514,835	$420,720	$400,759	$368,627

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$56,285	$53,774	$55,311	$171,945	$141,791	$178,494	$285,664	$370,051

Mineral properties, plant
and equipment	$1,564,860	$1,566,889	$1,558,652	$1,435,202	$1,270,457	$1,120,745	$989,038	$862,206

(1)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(2)
Long-term liabilities does not include the current portion of the senior secured credit facility in the amount of $365,890 as at December 31, 2017.

On July 1, 2017, the Company declared commercial production at the Brucejack Mine. As a result, in Q3 2017, the Company generated revenue from the sale of gold and silver for the first time. In the comparable periods, there was no revenue as we were in the construction phase at the Brucejack Mine.

For the periods prior to January 1, 2017, the comprehensive earnings (loss) amount is more volatile due to our change in presentation and functional currency from CAD to USD. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information. The statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive loss were translated at the average exchange rate for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from CAD functional currency to USD presentation currency have been recognized in other comprehensive loss.

COMMITMENTS

The following table provides our contractual obligations as of December 31, 2017:

In thousands of USD	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating activities:
Purchase commitments	$5,399	$-	$-	$-	$5,399
Decommissioning and restoration provision	-	318	-	18,118	18,436
Office lease	573	96	-	-	669

Financing activities:
Repayment of credit facility(1)	423,776	-	-	-	423,776
Repayment of convertible notes	2,250	6,750	101,116	-	110,116
	$431,998	$7,164	$101,116	$18,118	$558,396

(1)
The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount including accumulated interest.

(a) Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver.

(b) Commitments – Offtake and stream obligation

In addition, pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000.

Under the offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

Class action lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit, on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiff’s appeal is scheduled to be heard by the Second Circuit on March 16, 2018.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017) and More Core Diamond Drilling Services Ltd. (March 27, 2017), who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the three actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”) and our Vice President and Chief Exploration Officer (our “CExO”).

Effective January 1, 2017, under his employment agreement, the Exec Chair is entitled to a retirement allowance which is due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000) and recorded as a current liability. The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus.

Effective January 1, 2018, under the employment agreements, the CEO, CFO, CExO and EVP Corporate receive a base salary, extended benefits and are eligible for an annual performance based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

The CEO, CFO, CExO and EVP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those estimates that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2017.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2017.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

Recovery of potential deferred tax assets

The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years.

Judgment is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and tax losses to the extent it is probable future taxable earnings will be available against which they can be utilized. The carrying values of the deferred tax assets are reviewed at each statement of financial position date and may be reduced if it is no longer probable that sufficient taxable earnings will be available to benefit from all or part of the assets. Estimates of future taxable earnings are based on forecasted cash flows from operations and the application of existing tax laws.

Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time.

Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management considers specific facts and circumstances. These factors include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning and consistent operating results being achieved at a pre-determined level of design capacity for a reasonable period of time. The Company achieved commercial production for the Brucejack Mine on July 1, 2017.

CHANGES IN ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the year ended December 31, 2017. Changes in accounting policies included the change in the Company’s approach to foreign currency translation and additional accounting policies required as the Brucejack Mine moved into production.

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the first quarter of 2017, the Company commenced mine commissioning activities and is now generating United States dollar (“USD”) cash flows from gold sales as the Brucejack Mine is in production. Additionally, the Company completed a USD convertible debt financing in the first quarter of 2017 for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from the Canadian dollar (“CAD” or “C$”) to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive loss and accumulated as a separate component of equity.

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the year ended December 31, 2017. New accounting policies adopted during the year related to the Company’s transition from construction into production.

Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statement of loss. If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each period using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost to the residual value over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 18 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss.

Revenue recognition

Revenue is generated from the sale of refined gold and silver and gold and silver bearing concentrates. The Company has adopted IFRS 15, Revenue from Contracts with Customers, effective from the commencement of operations at the Brucejack Mine on July 1, 2017.

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates may be sold to smelters in concentrate form or further processed to produce refined metals for sale. The Company’s performance obligations relate primarily to the delivery of gold and silver to its customers. For gold, the Company is required to deliver gold equivalent to 100% of production up to 7,067,000 ounces into an offtake agreement.

Revenue is recognized when control is transferred to the customer. Control is achieved when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré or concentrate is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account. Control over the gold and silver bearing concentrates is transferred to the customer and revenue recognized at the time the Company elects to settle the sale directly with the smelter.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the offtaker’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the offtaker’s bullion account following the final processing outturn.

For each physical shipment of doré, 100% of the contained silver is sold upon the final processing outturn. Silver revenue is recorded at the spot price on the date of sale.

For each physical shipment of concentrate, where the Company receives the refined gold, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 15 – 20 days after the bill of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

For each physical shipment of gold and silver bearing concentrate that is sold to a smelter in concentrate form, control of the concentrate passes to the customer at the time the Company elects to settle the sale directly with the smelter. Revenue from these sales are recognized net of treatment costs and refining charges.

Revenue is required to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold and silver are delivered directly into the offtake agreement and recorded at the spot price on the date of delivery. The final price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period around the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

Concentrate sales which are cash settled directly with the smelter are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold sales will be the average price for the month following the bill of lading date. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of loss. The Company receives payment for 90% of the value of each concentrate shipment 15 days after the loading of the material onto a ship. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on the defined pricing period.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards and recent pronouncements were disclosed in note 5 of the consolidated financial statements for the year ended December 31, 2017. The following new standards are expected to have a significant effect on the consolidated financial statements:

●
IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive earnings and fair value through profit or loss (“FVTPL”). The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive loss rather than in net loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has completed its assessment of the impact of IFRS 9. Management expects a reclassification of the portion of the gain (loss) on financial instruments at fair value for the stream obligation related to the Company’s own credit risk from net loss to comprehensive loss.

●
IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019. The Company is in the process of evaluating all lease agreements to determine the impact of IFRS 16. The Company expects that the recognition of leases on the statement of financial position will result in an increase in the amount recorded as leased assets and lease obligations.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Financial assets

We have the following financial assets: cash and cash equivalents, receivables and other, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Receivables and other are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in earnings (loss) for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities, the debt portion of the convertible notes and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the credit facility are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. A significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation, which are accounted for at FVTPL.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables, the offtake obligation (a derivative liability) and the stream obligation.

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the offtake and stream obligation.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and a trading company. The Company has not had any defaults from its counterparties. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section.

EVENTS AFTER REPORTING DATE

The Company does not have any events after the reporting date to disclose.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Gold ounces sold	86,514	-	141,927	-

Cost of sales per ounce sold reconciliation
Cost of sales	$80,168	$-	$125,080	$-
Cost of sales per ounce of gold sold	$927	$-	$881	$-

Total cash costs reconciliation
Cost of sales	$80,168	$-	$125,080	$-
Less: Depreciation and depletion	(17,272)	-	(25,378)	-
Less: Site share-based compensation	(703)	-	(827)	-
Less: Silver revenue	(1,670)	-	(1,994)	-
Total cash costs	$60,523	$-	$96,881	$-
Total cash costs per ounce of gold sold	$700	$-	$683	$-

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended (3)
except for per ounce data	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Gold ounces sold	86,514	-	141,927	-

All-in sustaining costs reconciliation
Total cash costs	$60,523	$-	$96,881	$-
Sustaining capital expenditures (1)	4,533	-	8,059	-
Accretion on decommissioning and restoration provision	137	58	283	203
Treatment and refinery charges	5,705	-	6,749	-
Site share-based compensation	703	-	827	-
Corporate administrative costs (2)	5,669	4,592	8,153	13,849
Total all-in sustaining costs	$77,270	$4,650	$120,952	$14,052
All-in sustaining costs per ounce of gold sold	$893	$-	$852	$-

(1)
Sustaining capital expenditures includes deferred development costs.
(2)
Includes the sum of corporate administrative costs per the statement of loss and comprehensive loss, excluding depreciation within those figures.
(3)
All-in sustaining costs for the year ended December 31, 2017 were not disclosed as commercial production results only commenced on July 1, 2017. Management elected to present AISC for the six months ended December 31, 2017.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per ounce data	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Revenue from contracts with customers	$106,464	$-	$177,787	$-
Less: Silver revenue	(1,670)	-	(1,994)	-
Gold revenue(1)	$104,794	$-	$175,793	$-
Gold ounces sold	86,514	-	141,927	-
Average realized price	$1,211	$-	$1,239	$-
Less: Total cash costs per ounce of gold sold	(700)	-	(683)	-
Average realized cash margin per ounce of gold sold	$511	$-	$556	$-

(1)
Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $5,705 and $6,749 for the three months and year ended December 31, 2017, respectively.
(2)
Gold revenue excludes the gain on revaluation of derivatives in trade receivables related to provisional pricing adjustments in the amount of $594 and $146 for the three months and year ended December 31, 2017, respectively.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: gain (loss) on financial instruments at fair value, amortization of discount on senior secured term credit facility, accretion on convertible notes, impairment provisions and reversals and deferred income taxes. Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the year ended
except for per share data	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Basic weighted average shares outstanding	181,994,244	179,865,369	181,208,295	172,805,201

Adjusted earnings (loss) and adjusted basic earnings (loss) per share reconciliation

Net loss for the period	$(2,720)	$(8,564)	$(16,453)	$(61,212)
Adjusted for:
Loss on financial instruments at fair value	8,460	3,106	26,430	69,668
Amortization of discount on senior secured term credit facility	6,007	-	11,664	-
Accretion on convertible notes	1,403	-	2,807	-
Deferred income tax recovery	(408)	(1,411)	(7,022)	(19,780)
Adjusted earnings (loss)	$12,742	$(6,869)	$17,426	$(11,324)
Adjusted basic earnings (loss) per share	$0.07	$(0.04)	$0.10	$(0.07)

Additional non-IFRS financial measures

The Company has included the additional non-IFRS measures “Earnings from mine operations” and “Working capital” within this MD&A.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

OUTSTANDING SHARE DATA

As at March 8, 2018, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	182,390,374			-
Stock options	5,567,577	$5.85 - $15.17	CAD	2.63
Convertible notes	6,250,000	$16.00	USD	4.02
	194,207,951

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based upon the results of that assessment at December 31, 2017, management concluded that our internal controls over financial reporting are appropriately designed and operating effectively to provide reasonable assurance that the financial information is recorded, processed, summarized and reported in a timely manner.

Except for the controls that were implemented in relation to our transition to operations, there were no changes in internal controls over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Disclosure controls and procedures

Management assessed the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 30, 2017 and filed on SEDAR, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and forward looking statements within the meaning of applicable Canadian and United States securities legislation (collectively referred to herein as “forward-looking statements”).

Forward-looking statements may include, but are not limited to, information with respect to:

●
the future price of silver and gold;
●
our planned mining, exploration and development activities;
●
the adequacy of our financial resources;

●
the estimation of mineral reserves and resources;
●
realization of mineral reserves and resource estimates;
●
costs and timing of future exploration and development;
●
completion of ramp-up to production and positive cash flow;
●
production and processing estimates;
●
capital and operating cost estimates;
●
statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations;
●
approvals, consents and permits under applicable legislation;
●
our relationship with community stakeholders;
●
our executive compensation approach and practice;
●
litigation matters;
●
currency fluctuations; and
●
environmental matters.

Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budgeted”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” “modeled” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

●
uncertainty as to the outcome of legal proceedings;
●
the effect of indebtedness on cash flow and business operations;
●
our ability to satisfy commitments under the Stream Agreement and the Offtake Agreement;
●
the effect of restrictive covenants in the Stream Agreement, Offtake Agreement, and Credit Agreement;
●
assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections;
●
our production estimates, including the accuracy thereof;
●
our ability to generate operating revenues in the future;
●
our ability to raise enough capital to develop our mineral properties or to complete further exploration programs;
●
dependency on the Brucejack Mine for our future operating revenue;
●
the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
●
uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources;

●
commodity price fluctuations, including gold price volatility;
●
our history of negative operating cash flow, incurred losses and accumulated deficit;
●
failure of counterparties to perform their contractual obligations;
●
general economic conditions;
●
the inherent risk in the mining industry;
●
the commercial viability of our current and any acquired mineral rights;
●
availability of suitable infrastructure or damage to existing infrastructure;
●
governmental regulations, including environmental regulations;
●
non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;
●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;
●
compliance with emerging climate change regulation;
●
uncertainties relating to additional claims and legal proceedings;
●
adequate internal control over financial reporting;
●
potential opposition from non-governmental organizations;
●
uncertainty regarding unsettled First Nations rights and title in British Columbia;
●
uncertainties related to title to our mineral properties and surface rights;
●
land reclamation requirements;
●
our ability to identify and successfully integrate any material properties we acquire;
●
currency fluctuations;
●
competition in the mining industry for properties, qualified personnel and management;
●
our ability to attract and retain qualified management;
●
some of our directors’ and officers’ involvement with other natural resource companies;
●
potential inability to attract development partners or our ability to identify attractive acquisitions;
●
compliance with foreign corrupt practices regulations and anti-bribery laws;
●
certain actions under U.S. federal securities laws may be unenforceable;
●
changes to relevant legislation, accounting practices or increasing insurance costs;
●
our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
●
significant growth could place a strain on our management systems;
●
share ownership by our significant shareholders and their ability to influence our governance;
●
future sales or issuances of our debt or equity securities;
●
the trading price of our common shares is subject to volatility due to market conditions;
●
future issuances of equity securities or sales by existing shareholders which may cause the price of our securities to fall;
●
we do not intend to pay dividends in the near future;
●
our being treated as a passive foreign investment company for U.S. federal income tax purposes;
●
failure to comply with certain terms of the convertible notes; and
●
risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.